UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

May 15, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs:

Pursuant to article 258 of the General Corporations Law, the shareholders of Graña y Montero S.A.A are called to the Annual Shareholders' Meeting to be held on June 12, 2018, at the company´s headquarters located at Av. Petit Thouars 4957, district of Miraflores, at 10:30 a.m.; in order to discuss the following agenda:

1.	Approval of the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for 2016 Fiscal Year.
2.	Application of Results for 2016 Fiscal Year.
3.	Board Meetings Attendance Fees.
4.	General Report of the Company.
In the event that a quorum is not available for the holding of the Meeting on the first call, a second call is scheduled for June 18, 2018 at the same time, in the same place and with the same agenda. Likewise, in case of not having the quorum necessary for the holding of the Meeting in the second call, the third call will take place on June 22, 2018 at the same time, in the same place and with the same agenda.
From the date of publication of this call, the Board will make available to all shareholders on the SMV website (www.smv.gob.pe), on the company’s website (www.granaymontero.com.pe) and in the offices of the Company´s headquarters the documents and information related to the agenda of the Annual Shareholder’s Meeting.
ANNUAL SHAREHOLDER’S MEETING

MOTIONS

1st Motion

Approval of the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for 2016 Fiscal Year

Considering:

In compliance with the General Corporations Law, in consideration of the Annual Shareholders' Meeting, the Company presents the Annual Report, Individual and Consolidated Financial Statements for 2016 Fiscal year, audited by Moore Stephens SCAI S.A., a firm represented in Peru by Vizcarra and Asociados S. Civil de R.L. (Moore Stephens).

Also, in compliance with Article 9.4 of the General Regulations of the Board of Directors, the Board of Directors approved the Annual Corporate Governance Report for the year 2016, prepared as required by Resolution SMV No. 012-2014-SMV/01 of the Superintendencia del Mercado de Valores, deciding to submit it for consideration by the Annual Shareholders' Meeting.

Motion:

Approve the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for the 2016 Fiscal Year.

2nd Motion

Application of Results for 2016 Fiscal Year

Considering:

That, in accordance with the audited financial statements of the Company for 2016 Fiscal year, the Company generated a loss of S/.509'699,328.00 (Five hundred nine million six hundred ninety nine thousand three hundred and twenty eight with 00/100 Soles).

That, in this sense, the year 2016 did not yield distributable profits.

Motion:

Apply the loss of S/.509,699,328.00 (Five hundred nine million six hundred ninety nine thousand three hundred and twenty eight with 00/100 Soles) for the year 2016 to the Retained Earnings account.

3rd Motion

Board Meetings Attendance Fees

Considering:

In accordance with article 114 of the General Corporations Law, it is the responsibility of the General Shareholders' Meeting to determine the remuneration of the Board of Directors.

Motion:

In relation to the year 2016, the Annual Shareholders' Meeting is informed that supplementary fees were not paid.

The total remuneration received by the Board in 2016 amounts to S/.1'071,000.00 (One million seventy one thousand with 00/00 Soles).

In relation to the year 2017, it is proposed that each Director is paid the amount of S/. 7,000.00 (Seven thousand and 00/100 Soles) for attendance at each Board Meeting and S/.3,500.00 (Three thousand five hundred and 00/100 Soles) for attendance at each session of Board Committees. Likewise, it is proposed that the Supplementary Fee is established on the basis of the formula approved in the Annual Shareholders' Meeting of March 31, 2008.

4th Motion

General Report of the Company

Motion:

Inform the Annual Shareholders' Meeting about various matters of interest to the Company.

Sincerely,

___________________________

/s/ Luis Francisco Diaz Olivero
Stock Market Representative
 Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
 Date: May 15, 2018